

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2012

Via E-mail
Mr. John Papatsos
Principal Financial Officer and Principal Accounting Officer
Macquarie Equipment Leasing Fund, LLC
225 Franklin St., 17th Floor, Suite 1700
Boston, MA 02110

> **Re: Macquarie Equipment Leasing Fund, LLC**
>   **Form 10-K**
>   **Filed February 15, 2012**
>   **File No. 0-53904**

Dear Mr. Papatsos:

     We have reviewed your response dated September 11, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

General

1.   Please ensure that a Company representative signs your next response letter.

Management's Discussion and Analysis, page 9

Accounting Policies, Accounting Changes and Future Application of Accounting Standards, page 13

2.   We have read your response to comment 3 in our letter dated August 15, 2012. You have told us in the response to the fourth bullet that "To date, no maintenance events have occurred." Please explain why this is so and revise future filings as applicable. For example, you may disclose the "standard maintenance" schedule or program

recommended by the respective manufacturers, and compare those to the acquisition dates of each of your aviation assets. We also assume that the "airframe" mentioned in the response to the second bullet is the same thing as "aircraft". If not, please clarify.

3. We have read your response to comment 4 in our letter dated August 15, 2012. For your other equipment besides aircraft leases, you have told us that "Where the Fund is responsible for major maintenance costs, the maintenance or repair costs will be either capitalized into the cost of the asset or expensed, depending on the nature of the maintenance or repair cost." Please disclose in future filings the nature of maintenance or repair costs that would be capitalized into the cost of the asset, e.g., describe the specific costs that would constitute a "betterment" and/or extend the life of the asset, and the nature of those that would normally be expensed, i.e., describe "routine" maintenance activities. We also note your response to comment 6 where you indicate that "expenses incurred in improving the marketability of the equipment at the end of a lease term will be capitalized." Explain how such capitalization treatment is considered appropriate. Confirm you will disclose the amounts of both categories of costs as applicable in future filings.

4. We have read your response to comment 6 in our letter dated August 15, 2012. Please confirm you will provide the clarifying information contained in your response in future filings.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief